# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000895345-25-000168
Filed by CIK 0002058050

## Reporting persons
- Cogen Jack D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 16,993,036; shared voting power 136,560; sole dispositive power 16,993,036; shared dispositive power 135,560; aggregate amount beneficially owned 17,129,596 (4.5% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey, 07039

## Item 2. Person Filing
Name of person filing: Jack Cogen
Address of principal business office or, if none, residence: c/o TAG Associates LLC, 810 Seventh Avenue, 7th Floor, New York, NY 10019-5890
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,129,596
Percent of class: 4.5
Sole power to vote or to direct the vote: 16,993,036
Shared power to vote or to direct the vote: 136,560
Sole power to dispose or to direct the disposition: 16,993,036
Shared power to dispose or to direct the disposition: 136,560

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cogen Jack D: /s/ Jack D. Cogen, Jack D. Cogen (10/01/2025)